                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D


                        UNDER THE SECURITIES ACT OF 1934

                              MYCOGEN CORPORATION
--------------------------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)


   Common Stock, par value $.001 per share (Including the Associated Rights)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  628452 10 4
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       John Scriven           J. Pedro Reinhard          Louis W. Pribila
    Vice President and             President         Vice President, Secretary
     General Counsel          Rofan Services Inc.       and General Counsel
 The Dow Chemical Company       2030 Dow Center              DowElanco
     2030 Dow Center          Midland, MI  48674       9330 Zionsville Road
    Midland, MI  48674          (517) 636-1000        Indianapolis, IN  46236
      (517) 636-1000                                       (317) 337-3000
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                                January 15, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [_]

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO.: 628452 10 4         13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                    The Dow Chemical Company (#38-1285128)
                    Rofan Services Inc. (#38-2853855)
                    DowElanco (#35-1781118)
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) (_)

                                                        (b) (_)

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                       (_)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    The Dow Chemical Company - Delaware
                    Rofan Services Inc. - Delaware
                    DowElanco - Indiana

--------------------------------------------------------------------------------

NUMBER OF    7 SOLE VOTING POWER

SHARES             9,502,348 *
              ------------------------------------------------------------------
BENEFICIALLY
             8    SHARED VOTING POWER
OWNED BY
                  O
EACH
              ------------------------------------------------------------------

             9    SOLE DISPOSITIVE POWER
REPORTING
                  0
PERSON
              ------------------------------------------------------------------

WITH         10   SHARED DISPOSITIVE POWER
                  0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,502,348 shares of Common Stock

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     (_)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.58%

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                                                              Page 2 of 21 Pages

14   TYPE OF REPORTING PERSON

     The Dow Chemical Company    CO
     Rofan Services Inc.         CO
     DowElanco                   PN

--------------------------------------------------------------------------------

* The power to vote is pursuant to an irrevocable proxy contained in the Stock Purchase Agreement dated January 15, 1996 among DowElanco, The Lubrizol Corporation and AGC Holdings, Inc. DowElanco is an Indiana general partnership whose 60% general partner is Rofan Services Inc., a wholly-owned subsidiary of The Dow Chemical Company.


                                                              Page 3 of 21 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $.001 par value per share (the "Common Stock") of Mycogen Corporation, a California corporation ("Mycogen") whose principal executive offices are located at 5501 Oberlin Drive, San Diego, California 92121-1718.

ITEM 2.   IDENTITY AND BACKGROUND.

     The Dow Chemical Company, a Delaware corporation ("TDCC"), is engaged in the manufacture and sale of chemicals, plastic materials, pharmaceuticals, agricultural and consumer products and other specialized products. TDCC's principal business and executive offices are located at 2030 Dow Center, Midland, Michigan 48674.

     Rofan Services Inc., a Delaware corporation ("Rofan") is a wholly-owned subsidiary of TDCC and the 60% general partner of DowElanco. Rofan's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674. Rofan has no significant independent operations other than its partnership interests in DowElanco and other entities.

     DowElanco, an Indiana general partnership ("DowElanco") is engaged in the manufacture and sale of agricultural chemicals and seed. DowElanco's principal business and executive offices are located at 9330 Zionsville Road, Indianapolis, Indiana 46268.

     DowElanco's remaining 40% general partner is EPCO, Inc., an Indiana corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation. The principal business and executive offices of EPCO, Inc. and Eli Lilly and Company are located at Lilly Corporate Center, Indianapolis, Indiana 46285.

     A list of certain of TDCC's executive officers, all having business addresses which are the same as TDCC's principal executive offices, is set forth below:

     Chairman of the Board                     Frank P. Popoff
     President and CEO                         William S. Stavropoulos
     Financial Vice President, Treasurer
      and Chief Financial Officer              J. Pedro Reinhard
     Executive Vice President                  Enrique C. Falla
     Group Vice President                      Anthony J. Carbone
     Group Vice President                      Michael D. Parker



                                                              Page 4 of 21 Pages

     A list of TDCC's directors, their addresses and their principal occupation or employment is noted below:

     Jacqueline K. Barton                       Enrique C. Falla
     California Institute of Technology         The Dow Chemical Company
     Division of Chem. & Chem. Engr.            2020 Dow Center
     Mail Code 127-72                           Midland, MI  48674
     Pasadena, CA  91125
                                                Barbara H. Franklin
     David T. Buzzelli                          Barbara Franklin Enterprises
     The Dow Chemical Company                   2600 Virginia Avenue NW
     2020 Dow Center                            Washington, DC  20037
     Midland, MI  48674
                                                Allan D. Gilmour
     Anthony J. Carbone                         The Dow Chemical Company
     The Dow Chemical Company                   2020 Dow Center
     2020 Dow Center                            Midland, MI  48674
     Midland, MI  48674
                                                William J. Neely
     Fred P. Corson                             The Dow Chemical Company
     The Dow Chemical Company                   2030 Dow Center
     2020 Dow Center                            Midland, MI  48674
     Midland, MI  48674
                                                Michael D. Parker
     Willie D. Davis                            The Dow Chemical Company
     All Pro Broadcasting, Inc.                 2020 Dow Center
     161 N. LaBrea Avenue                       Midland, MI  48674
     Inglewood, CA  90301
                                                Frank P. Popoff
     Michael L. Dow                             The Dow Chemical Company
     Michael L. Dow, Associates                 2020 Dow Center
     General Aviation Building                  Midland, MI  48674
     Capital City Airport
     Lansing, MI  48906                         J. Pedro Reinhard
                                                The Dow Chemical Company
     Joseph L. Downey                           2020 Dow Center
     The Dow Chemical Company                   Midland, MI  48674
     2020 Dow Center
     Midland, MI  48674                         Harold T. Shapiro
                                                Princeton University
                                                1 Nassau Hall
                                                Princeton, NJ  08544



                                                              Page 5 of 21 Pages

     William S. Stavropoulos                   Paul G. Stern
     The Dow Chemical Company                  Thayer Capital Partners
     2020 Dow Center                           901 Fifteenth Street, N.W.
     Midland, MI  48674                        Washington, DC  20005


     A list of certain of Rofan's executive officers, all having business addresses which, are the same as Rofan's principal executive offices, is set forth below:

     President                                 J. Pedro Reinhard
     Vice President                            Robert W. Dupree, Jr.
     Vice President                            J. Frank Whitley, Jr.
     Treasurer                                 Henry Kahn
     Vice President and Secretary              Eric P. Blackhurst
     Vice President                            Murray N. Trask

     A list of Rofan's directors, their addresses and their principal occupation or employment is noted below:

     Henry Kahn
     The Dow Chemical Company
     2030 Dow Center
     Midland, MI  48674

     J. Pedro Reinhard
     The Dow Chemical Company
     2020 Dow Center
     Midland, MI  48674

     Eric P. Blackhurst
     The Dow Chemical Company
     DOC Center
     235 North Main Street
     Midland, MI  48640

     Of the foregoing executive officers and directors of TDCC and Rofan, all are United States citizens except J. Pedro Reinhard and Michael D. Parker who are citizens of Brazil and Great Britain, respectively.

     During the last five years, none of the foregoing persons or entities have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future


                                                              Page 6 of 21 Pages
violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On January 15, 1996, DowElanco entered into an Exchange and Purchase Agreement (the "Exchange and Purchase Agreement") among Mycogen, Agrigenetics, Inc., a Delaware corporation and wholly-owned subsidiary of Mycogen ("Agrigenetics") and United AgriSeeds, Inc., a Delaware corporation and wholly-owned subsidiary of DowElanco ("UAS"). Pursuant to the Exchange and Purchase Agreement DowElanco has agreed to acquire (a) 2,707,884 shares of Common Stock and a $100,000 promissory note of Agrigenetics (the "Promissory Note") in exchange for all of the outstanding common stock of UAS and (b) 1,745,450 shares of Common Stock in exchange for $26,400,000. The consideration under the Exchange and Purchase Agreement is subject to adjustment based on the tangible net worth of UAS as of the closing of the transactions contemplated by the Exchange and Purchase Agreement (the "Mycogen Closing"). Pursuant to the Exchange and Purchase Agreement, Mycogen, Agrigenetics and DowElanco have agreed to execute and deliver at the Mycogen Closing an agreement (the "Technology Agreement") providing for the exchange between the parties of certain currently existing genes and tools and certain new genes and tools developed or acquired during the five year period following the Mycogen Closing. The obligations of each party to effect the Mycogen Closing are subject to certain conditions as more fully set forth below.

     Also on January 15, 1996, DowElanco entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") among The Lubrizol Corporation, an Ohio corporation ("Lubrizol") and AGC Holdings, Inc., a Delaware corporation and a second-tier wholly-owned subsidiary of Lubrizol ("AGC"). Pursuant to the Stock Purchase Agreement, DowElanco has agreed to acquire 9,502,348 shares of Common Stock from AGC and Lubrizol in exchange for approximately $126,217,849. In addition, if the closing of the transactions contemplated by the Stock Purchase Agreement (the "Lubrizol Closing") occurs on or after February 29, 1996, DowElanco will pay interest, for each day beginning on February 29, 1996 through and including the Lubrizol Closing, on the amount of $124,938,000 at a rate equal to the Six-Month London Interbank Offered Rate ("LIBOR") in effect from time to time divided by 365 from February 29, 1996 until the Lubrizol Closing. In addition, in the event any additional options to purchase shares of Common Stock vest prior to the Lubrizol Closing, Lubrizol has agreed to exercise, or cause the exercise of such options and to sell the resulting shares of Common Stock to DowElanco in exchange for the difference between $13.00 and the average option exercise price for such options. The obligations of each party to effect the Lubrizol Closing are subject to certain conditions as more fully set forth below.

     DowElanco expects to obtain the funds required to effect the transactions contemplated by the Exchange and Purchase Agreement and the Stock Purchase Agreement from working capital and other internal sources.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the transactions contemplated by the Exchange and Purchase Agreement for DowElanco is to acquire approximately 4.45 million shares of Common Stock from Mycogen, to cause UAS to become a wholly-owned indirect subsidiary of Mycogen and, pursuant to the Technology Agreement, to acquire access to certain technology of Mycogen.


                                                              Page 7 of 21 Pages

The purpose of the transaction contemplated by the Stock Purchase Agreement for DowElanco is to acquire approximately 9.5 million shares of Common Stock from Lubrizol.

     If the Mycogen Closing occurs and the Lubrizol Closing also occurs, DowElanco will own approximately 45.86% of the outstanding Common Stock and will be entitled to designate the number of Mycogen directors equal to the nearest whole number that is less than one-half of the total number of Mycogen directors. DowElanco's ability to acquire more Common Stock or to designate additional Mycogen directors is subject to certain restrictions imposed by the Exchange and Purchase Agreement, as described more fully below. However, the Exchange and Purchase Agreement, after the Mycogen Closing, would not prohibit DowElanco from acquiring a majority of the Common Stock, at which time it would have the right to designate a majority of Mycogen's directors. It is likely that DowElanco will attempt to acquire a majority of the Common Stock and designate a majority of Mycogen's directors if the Mycogen Closing occurs and the Lubrizol Closing also occurs, although DowElanco has not made a final decision on this matter.

     DowElanco has agreed that, unless another person or group has made a proposal to acquire 25% or more of the Common Stock, (a) for a period of two years from the earlier to occur of the Mycogen Closing or, under certain circumstances, the termination of the Exchange and Purchase Agreement (the "Measurement Date") DowElanco will not acquire more than 60% of the outstanding Common Stock and (b) from the second anniversary of the Measurement Date to the third anniversary of the Measurement Date, DowElanco will not acquire more than 65% of the outstanding Common Stock, (in the case of both (a) and (b), excluding shares of Common Stock, if any, purchased directly from Mycogen or its employees after the Measurement Date). In any event, DowElanco has agreed not to acquire from any person more than 79.9% of the total outstanding shares of Common Stock for three years after the Measurement Date and after that time only pursuant to a "Buyout Transaction" as described below.

     Following the third anniversary of the Measurement Date, DowElanco may increase its beneficial ownership of Common Stock above 79.9% of the total outstanding shares only pursuant to a tender offer, merger or similar transaction (but not a sale of assets) for all of the outstanding shares of Common Stock that offers each holder of Common Stock other than DowElanco the opportunity to dispose of some or all of their Common Stock at the value that an unaffiliated third party would be expected to pay in an arms'-length transaction negotiated by a willing seller and a willing buyer for all of Mycogen's then outstanding shares of Common Stock and not taking into account the potentially controlling position of DowElanco (a "Buyout Transaction"). A Buyout Transaction may only be effected if approved by a majority of Mycogen's independent directors or if the value to be offered to holders of Common Stock is determined through arbitration by an independent appraiser.

     Following the Mycogen Closing, Mycogen has agreed to establish, upon DowElanco's request, a voluntary procedure by which DowElanco will be permitted to purchase shares of


                                                             Page 8 of 21 Pages

Common Stock from participating employees of Mycogen upon the exercise of employee stock options by such participating employees. DowElanco will have no obligation to purchase any shares of Common Stock pursuant to such procedures.

     The board of directors of Mycogen is currently comprised of six members. For a period of three years following the Measurement Date, (a) at any time DowElanco is the beneficial owner of less than 20% of the outstanding Common Stock, DowElanco will be entitled to designate for nomination one person to serve on the board of directors of Mycogen, (b) at any time DowElanco is the beneficial owner of 20% or more but less than 30% of the outstanding Common Stock, DowElanco will be entitled to designate for nomination two directors of Mycogen, (c) at any time DowElanco is the beneficial owner of 30% or more but less than 50% of the outstanding Common Stock, Mycogen will cause its board of directors to consist of seven members and DowElanco will be entitled to designate for nomination three (or, if the number of directors is other than seven, the nearest whole number less than one-half times the total number of directors) directors of Mycogen and (d) at any time DowElanco is the beneficial owner of more than 50% of the outstanding Common Stock, Mycogen will cause its board of directors to consist of nine directors and DowElanco will be entitled to designate for nomination five (or, if the number of directors is other than nine, the nearest whole number greater than one-half times the total number of directors) directors of Mycogen.

     Under the Stock Purchase Agreement, Lubrizol and AGC have agreed to obtain the resignations of the directors nominated by Lubrizol and AGC to serve on the board of directors of Mycogen as a condition to DowElanco's obligations to effect the Lubrizol Closing. In accordance with the rights of DowElanco set forth above, it is expected that persons designated for nomination by DowElanco will be nominated to fill the vacancies created by such resignations.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) If the Mycogen Closing occurs and the Lubrizol Closing also occurs, DowElanco will own an aggregate of 13,955,682 shares of Common Stock which will, upon issuance by Mycogen of 4,453,334 of such shares of Common Stock at the Mycogen Closing, represent approximately 45.86% of the then total outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding at January 12, 1996 and assuming the consummation of the transactions contemplated by the Exchange and Purchase Agreement and the Stock Purchase Agreement).

     (b) Lubrizol and AGC have granted DowElanco an irrevocable proxy to vote 9,487,349 currently outstanding shares of Common Stock and 14,999 shares of Common Stock which may be issued upon the exercise of options. In addition to such irrevocable proxy, Lubrizol and AGC have agreed, if that proxy is for any reason invalid, to vote any shares of Common Stock held by them against certain matters which would conflict with or impede the transactions contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement and in favor of any action or agreement that would further the


                                                             Page 9 of 21 Pages
consummation of the transactions contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement.

     (c) None of TDCC, Rofan, DowElanco or their respective affiliates have effected any transactions in the Common Stock in the past sixty days except, in the case of DowElanco, for the execution on January 15, 1996 of the Exchange and Purchase Agreement and the Stock Purchase Agreement.

     (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following summaries of certain terms of the Exchange and Purchase Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Exchange and Purchase Agreement and the Stock Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.


     THE EXCHANGE AND PURCHASE AGREEMENT
     -----------------------------------

     Sale and Purchase of Common Stock and the Promissory Note. Upon the terms and subject to satisfaction or, if appropriate, waiver of all of the conditions described below under "Conditions to the Parties' Obligations," at the Mycogen Closing DowElanco will acquire (a) 2,707,884 shares of Common Stock and the Promissory Note in exchange for all of the outstanding common stock of UAS and
(b) 1,745,450 shares of Common Stock in exchange for $26,400,000. The consideration for the Exchange and Purchase Agreement is subject to an adjustment based on the tangible net worth of UAS at the Mycogen Closing.

     Representations and Warranties. The Exchange and Purchase Agreement contains representations and warranties of Mycogen relating to, among other things (a) organization, qualification and similar corporate matters, (b) capitalization of Mycogen, (c) capitalization of Agrigenetics, (d) the authorization, execution, delivery, performance and enforceability of the Exchange and Purchase Agreement, (e) waiver of Mycogen's amended and restated Rights Agreement dated as of October 19, 1995 between Mycogen and The First National Bank of Boston (the "Rights Agreement"), (f) the non-contravention of the Exchange and Purchase Agreement and related transactions with any charter provision, by-law, material contract, order, law or regulation to which Mycogen or Agrigenetics is a party or by which it is bound or obligated, (g) the filing of required Securities and Exchange Commission reports and the absence of untrue statements of material facts or omissions of material facts, (h) the absence of changes or events which have had a Material Adverse Effect on Mycogen, (i) broker's fees and expenses, (j) the absence of claims and litigation, (k) the filing of tax returns and the payment of taxes, (l)


                                                            Page 10 of 21 Pages
employee benefits and labor matters, (m) compliance with laws, rules, statutes, orders, ordinances or regulations, National Association of Securities Dealers rules, and material notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchise or other instruments or obligations of Mycogen or any of its subsidiaries, (n) the absence of environmental claims and compliance with all environmental laws and regulations, (o) possession of all necessary rights and licenses in intellectual property, (p) significant agreements, and (q) possession of all necessary right, title and interest in product registrations relating to seeds, pesticides or genetically modified products.

     The Exchange and Purchase Agreement contains representations and warranties of DowElanco relating to, among other things (a) organization, qualification, standing and similar corporate matters, (b) the authorization, execution, delivery, performance and enforceability of the Exchange and Purchase Agreement, (c) the non-contravention of the Exchange and Purchase Agreement and related transactions with any charter provision, by-law, material contract, order, law or regulation to which DowElanco or UAS is a party or by which they are bound or obligated, (d) capitalization of UAS, (e) financial statements of UAS, (f) the absence of changes or events which have had a Material Adverse Effect on UAS, (g) broker's fees and expenses, (h) the absence of claims and litigation, (h) the filing of tax returns and the payment of taxes, (i) employee benefits and labor matters, (j) compliance with laws, rules, statutes, orders, ordinances or regulations, and material notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchise or other instruments or obligations of DowElanco or UAS, (k) the absence of environmental claims and compliance with all environmental laws and regulations, (l) possession of all necessary rights and licenses in intellectual property, (m) significant agreements, (n) the accuracy and completeness of charter documents and corporate records, (o) the ownership or the right to use all assets used predominantly in or necessary for the conduct of UAS's business as currently conducted, (p) government authorization, (q) employee relations, and (r) the investment intent of DowElanco.

     Conditions to the Parties' Obligations. The obligations of Mycogen, Agrigenetics, DowElanco and UAS under the Exchange and Purchase Agreement are subject to the satisfaction or, if appropriate, waiver of the following conditions:

          (a) No Prohibition. No order, decree or ruling or other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Exchange and Purchase Agreement, or the purchase of shares of Common Stock by DowElanco pursuant to the Stock Purchase Agreement, will have been issued or taken by any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which Mycogen or any of its subsidiaries or DowElanco or any of its affiliates, directly or indirectly, has material assets or operations.

          (b) HSR Act; No Material Modification. Any waiting period under the HSR Act applicable to the transactions contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement will have terminated or expired and there will have been no material modification to the terms of the transactions


                                                            Page 11 of 21 Pages
     contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement.

     The obligations of DowElanco and UAS under the Exchange and Purchase Agreement are subject to the satisfaction or, if appropriate, waiver of the following conditions:

          (a) Directors. Provision will have been made to the reasonable satisfaction of DowElanco that Mycogen's board of directors will have the composition described below under the heading "Election of Directors."

          (b) Stock Purchase Agreement. The Stock Purchase Agreement will not have been terminated.

          (c) Performance. Mycogen and Agrigenetics will have performed in all material respects their respective covenants, agreements and obligations under the Exchange and Purchase Agreement to the date of the Mycogen Closing.

          (d) Representations and Warranties True. Except as otherwise contemplated by the Exchange and Purchase Agreement, the representations and warranties of Mycogen which are qualified as to materiality will be true and correct in all material respects and which are not so qualified will be true and correct in all material respects, in each case, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, except that the representations and warranties made as of a particular date need only be so true and correct as of such date.

          (e) Certificate. Mycogen will have delivered to DowElanco a certificate dated as of the Mycogen Closing and signed by the President and the Chief Financial Officer of Mycogen certifying as to (i) the accuracy, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, of the representations and warranties of Mycogen contained in the Exchange and Purchase Agreement which are qualified as to materiality (except that representations and warranties made as of a particular date need only be so accurate as of such date),
     (ii) the accuracy, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, in all material respects of the representations and warranties of Mycogen contained in the Exchange and Purchase Agreement which are not so qualified (except that representations and warranties made as of a particular date need only be so accurate as of such date), and (iii) the performance in all material respects of the obligations required by Mycogen and Agrigenetics to be performed under the Exchange and Purchase Agreement as of the Mycogen Closing.

          (f) Deliveries by Mycogen and Agrigenetics. Mycogen and Agrigenetics will have delivered, or will deliver concurrently with the Mycogen Closing, 4,453,334 shares of Common Stock, the Promissory Note and the documents and any other instruments required to be delivered by Mycogen and Agrigenetics.


                                                            Page 12 of 21 Pages

     The obligations of Mycogen and Agrigenetics under the Exchange and Purchase Agreement are subject to the satisfaction or, if appropriate, waiver of the following conditions:

          (a) Performance. DowElanco and UAS will have performed in all material respects their respective covenants, agreements and obligations under the Exchange and Purchase Agreement to the date of the Mycogen Closing.

          (b) Representations and Warranties True. Except as otherwise contemplated by the Exchange and Purchase Agreement, the representations and warranties of DowElanco which are qualified as to materiality will be true and correct in all material respects and which are not so qualified will be true and correct in all material respects, in each case, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, except that the representations and warranties made as of a particular date need only be so true and correct as of such date.

          (c) Certificate. DowElanco will have delivered to Mycogen a certificate dated as of the Mycogen Closing and signed by the Chief Financial Officer and General Counsel of DowElanco certifying as to (i) the accuracy, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, of the representations and warranties of DowElanco contained in this Agreement which are qualified as to materiality (except that representations and warranties made as of a particular date need only be so accurate as of such date), (ii) the accuracy, as of the date when made and at and as of the Mycogen Closing as though newly made at and as of that time, in all material respects of the representations and warranties of DowElanco contained in the Exchange and Purchase Agreement which are not so qualified (except that representations and warranties made as of a particular date need only be so accurate as of such date), and (iii) the performance in all material respects of the obligations required by DowElanco and UAS to be performed under the Exchange and Purchase Agreement as of the Mycogen Closing.

          (d) Deliveries by DowElanco. DowElanco will have delivered, or will deliver concurrently with the Mycogen Closing, all of the outstanding common stock of UAS, $26,400,000 and any other documents and instruments required to be delivered by DowElanco.

     Covenants. The parties to the Exchange and Purchase Agreement have agreed to certain covenants as follows.

          (a) Conduct of Business of Mycogen. The Exchange and Purchase Agreement provides that until the Mycogen Closing, the business of Mycogen, Agrigenetics and their respective subsidiaries and of UAS will be conducted in the ordinary course of business consistent with past practice, and Mycogen, Agrigenetics and their respective subsidiaries and UAS will each use its best efforts to preserve


                                                            Page 13 of 21 Pages
     intact its business organization, to keep available the services of its officers and employees and to maintain existing business relationships.

          Accordingly, except as otherwise expressly approved by DowElanco in writing, neither Mycogen and Agrigenetics on the one hand, nor UAS on the other hand, may, prior to the Mycogen Closing, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business.

          (b) No Solicitation. Mycogen has agreed, among other things, to immediately cease any existing discussions or negotiations with any third parties conducted prior to the date of the Exchange and Purchase Agreement with respect to any Acquisition Proposal (as defined below). Mycogen has agreed that it will not, directly or indirectly, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or may lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions (an "Acquisition Proposal") involving the acquisition of a material equity interest in or a material amount of voting securities or assets of Mycogen, Agrigenetics or any of their respective subsidiaries, other than the transactions contemplated by the Exchange and Purchase Agreement, (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal; provided, that Mycogen may furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide written Acquisition Proposal if the Mycogen board determines in good faith after consultation with outside legal counsel that such action is necessary for the board to comply with its fiduciary duties to stockholders under applicable law and if a confidentiality agreement in customary form is executed. Mycogen also has agreed to notify DowElanco immediately after receipt of an Acquisition Proposal.

          (c) Additional Stock Acquisition. The Exchange and Purchase Agreement places certain limits on the ability of DowElanco to purchase additional equity of Mycogen.

               (i) Pre-Closing Restrictions on Stock Acquisitions. From the date of the Exchange and Purchase Agreement to the Mycogen Closing, DowElanco and its affiliates have agreed not to acquire shares of Common Stock other than pursuant to the Exchange and Purchase Agreement or the Stock Purchase Agreement, unless, on or after the date of the Exchange and Purchase Agreement, (a) any person or group of persons (other than certain institutional investors and persons who own 10% or more of the outstanding Common Stock on the date of the Exchange and Purchase Agreement) acquires beneficial ownership representing 10% or more of the outstanding Common Stock; (b) any beneficial owner of 10% or more of the outstanding Common Stock (other than certain institutional investors) on the date of the Exchange


                                                            Page 14 of 21 Pages
          and Purchase Agreement acquires beneficial ownership of 2% or more of the outstanding Common Stock; (c) any person or group of persons other than DowElanco or its affiliates announces an intention or commences a tender offer to acquire 10% or more of the total outstanding shares of Common Stock; (d) any person or group of persons other than DowElanco or its affiliates makes an Acquisition Proposal to acquire 40% or more of the outstanding Common Stock; or (e) Mycogen enters into an agreement with any other person after determining that it was required to do so by its fiduciary obligation to shareholders or the Exchange and Purchase Agreement has been terminated.

               (ii) Post-Closing Restrictions on Stock Acquisitions. DowElanco has agreed that, unless another person or group has made a proposal to acquire 25% or more of the Common Stock, (a) for a period of two years from the Measurement Date, DowElanco will not acquire more than 60% of the outstanding Common Stock and (b) from the second anniversary of the Measurement Date to the third anniversary of the Measurement Date, DowElanco will not acquire more than 65% of the outstanding Common Stock, (in the case of both (a) and (b), excluding shares of Common Stock, if any, purchased directly from Mycogen or its employees after the Mycogen Closing). In any event, DowElanco has agreed not to acquire from any person more than 79.9% of the total outstanding shares of Common Stock for three years after the Measurement Date and after that time only pursuant to a Buyout Transaction as described below.

               (iii) Buyout Transaction. Following the third anniversary of the Measurement Date, DowElanco may increase its beneficial ownership of Common stock above 79.9% of the total outstanding shares only pursuant to a Buyout Transaction. A Buyout Transaction may only be effected if approved by a majority of Mycogen's independent directors or if the value to be offered to holders of Common Stock is determined through arbitration by an independent appraiser.

               (iv) Employee Stock Options. Following the Mycogen Closing, Mycogen has agreed to establish, upon DowElanco's request, a voluntary procedure by which DowElanco will be permitted to purchase shares of Common Stock from participating employees of Mycogen upon the exercise of employee stock options by such participating employees. DowElanco will have no obligation to purchase any shares of Common Stock pursuant to such procedures.

          (d) Election of Directors. The board of directors of Mycogen currently is comprised of six members. For a period of three years following the Measurement Date, (a) at any time DowElanco is the beneficial owner of less than 20% of the outstanding Common stock, Mycogen will cause its board of directors to consist of seven members and DowElanco will be entitled to designate for nomination one person to serve on the board of directors of Mycogen, (b) at any time DowElanco is


                                                            Page 15 of 21 Pages
     the beneficial owner of 20% or more but less than 30% of the outstanding Common Stock, DowElanco will be entitled to designate for nomination two directors of Mycogen, (c) at any time DowElanco is the beneficial owner of 30% or more but less than 50% of the outstanding Common Stock, Mycogen will cause its board of directors to consist of seven members and DowElanco will be entitled to designate for nomination three (or, if the number of directors is other than seven, the nearest whole number less than one-half times the total number of directors) directors of Mycogen and (d) at any time DowElanco is the beneficial owner or more than 50% of the outstanding Common Stock, Mycogen will cause its board of directors to consist of nine directors and DowElanco will be entitled to designate for nomination five (or, if the number of directors is other than nine, the nearest whole number greater than one-half times the total number of directors) directors of Mycogen.

          (e) Issuance of Common Stock and Right of First Refusal.

               (i) So long as DowElanco has the right to nominate at least two members to Mycogen's board of directors, Mycogen will not, without prior approval of DowElanco, issue any shares of Common Stock or any securities exchangeable for shares of Common Stock except: (i) shares of Common Stock authorized and reserved as of January 15, 1996 pursuant to certain existing benefit plans; (ii) new securities exchangeable for not more than an aggregate of 2,000,000 shares of Common Stock pursuant to employee benefit plans approved by Mycogen during the three-year period after the Measurement Date; and (iii) not more than 2,000,000 shares of Common Stock in exchange for the assets or securities of one or more other persons. If Mycogen issues any Common Stock pursuant to the above, Mycogen will offer DowElanco the right to purchase at market value (based on the average daily closing price for the trading days within the 90 calendar days preceding the date of the proposed sale) additional shares of Common Stock to maintain its total percentage interest in Mycogen.

               (ii) Following the second anniversary of the Measurement Date, Mycogen may issue new securities for cash, other than (i) any securities issuable upon conversion of any convertible security of Mycogen outstanding as of January 15, 1996, (ii) any securities issuable upon exercise of any option, warrant or other similar security of Mycogen authorized as of January 15, 1996, and (iii) any securities issuable to Mycogen stockholders on a proportional basis in connection with any stock split, stock dividend or recapitalization of Mycogen; provided, that Mycogen affords DowElanco a right of first refusal to purchase all of the new securities proposed to be issued (other than any new securities issued to officers, directors and employees pursuant to certain existing benefit plans or any newly created employee benefit plan or to DowElanco and its affiliates) at market value (based on the average daily closing price for the trading days within the 90 calendar days preceding the date of the proposed sale).

          (f) Rights Agreement. Unless the Exchange and Purchase Agreement and the Stock Purchase Agreement both have been terminated according to their terms without the purchase of any shares of Common Stock by DowElanco or an affiliate, successor or assign of DowElanco, Mycogen (i) will ensure that the Rights Agreement


                                                            Page 16 of 21 Pages
     and the rights thereunder will not prevent DowElanco or an affiliate from acquiring or proposing to acquire some or all of the outstanding shares of Common Stock and (ii) will not amend, interpret or enforce the Rights Agreement or adopt any new shareholder rights agreement if such action would have an adverse effect on DowElanco or on the ability of DowElanco or an affiliate to acquire or propose to acquire some or all of the outstanding shares of Common Stock.

          (g) Indemnification of UAS Directors, Officers, Employees and Agents. With respect to matters occurring prior to the Mycogen Closing, Mycogen and Agrigenetics have agreed that all existing rights to indemnification of present or former directors, officers, employees and agents of UAS as provided in UAS's Certificate of Incorporation or By-Laws as in effect on January 15, 1996 will continue for at least five years.

          (h) Federal Income Tax Considerations. The parties have agreed that the sale of all the shares of common stock of UAS in exchange for 2,707,884 shares of Common Stock and the Promissory Note is intended to constitute a "qualified stock purchase" within the meaning of Section 338(d)(3) of the Internal Revenue Code of 1986, as amended (the "Code").

          (i) Strategic Review Committee. DowElanco and Mycogen have agreed to form a strategic review team to meet quarterly and on an "as-needed" basis to develop and review the strategic direction of Mycogen and its subsidiaries and their projects and the tactics employed to pursue such strategic objectives.

          (j) Transition Steering Committee. DowElanco and Mycogen have agreed to form a transition steering committee to oversee the integration of UAS and its employees with Mycogen and its employees. The transition steering committee may be discontinued at any time upon mutual agreement, but in no event will it exist beyond 12-months after the Mycogen Closing.

          (k) Technology Agreement. Mycogen, Agrigenetics and DowElanco have agreed to execute and deliver at the Mycogen Closing an agreement providing for the exchange between the parties of certain currently existing genes and tools and certain new genes and tools developed or acquired during the five year period following the Mycogen Closing.

     Indemnification. The parties to the Exchange and Purchase Agreement have agreed to certain indemnification provisions as follows.

          (a) Mycogen has agreed to indemnify and hold DowElanco and its affiliates and any of their respective directors, officers, partners and affiliates of partners, employees and agents harmless from and against any and all losses, damages, claims, liabilities or obligations (including interest, penalties, amounts paid in settlement and reasonable fees and disbursements of attorneys) (collectively the "Losses") suffered, sustained or incurred or required to be paid by any such party due to, based upon, or


                                                            Page 17 of 21 Pages
     arising out of or otherwise with respect to (i) any breach of any representation, warranty, covenant, agreement or obligation of Mycogen or Agrigenetics contained in the Exchange and Purchase Agreement, (ii) any brokerage fees, commissions or finders' fees payable on the basis of any action taken by Mycogen or any of its affiliates and (iii) any taxes or tax liabilities attributable to any merger of UAS, any transfer of assets of UAS or any election with respect to UAS pursuant to Section 338(g) of the Code to the extent the foregoing occur after the completion of the transactions contemplated by the Exchange and Purchase Agreement.

          (b) DowElanco has agreed to indemnify and hold Mycogen and its affiliates and any of their respective directors, officers, employees and agents harmless from and against any and all Losses suffered, sustained or incurred or required to be paid by any such party due to, based upon, or arising out of or otherwise with respect to (i) any breach of any representation, warranty, covenant, agreement or obligation of DowElanco or UAS contained in the Exchange and Purchase Agreement, (ii) any brokerage fees, commissions or finders' fees payable on the basis of any action taken by DowElanco or any of its affiliates.

     Termination. The Exchange and Purchase Agreement may be terminated (a) by mutual written consent of Mycogen, Agrigenetics, DowElanco and UAS; (b) by DowElanco or Mycogen if the Mycogen Closing has not occurred prior to April 30, 1996, unless such failure results solely from the waiting period under the HSR Act continuing beyond April 30, 1996 (in which case the parties may terminate if the Mycogen Closing has not occurred prior to July 31, 1996); (c) by DowElanco or Mycogen if any court or other governmental body issues a final and nonappealable order, decree or ruling prohibiting the consummation of the transactions contemplated by the Exchange and Purchase Agreement; (d) by DowElanco if any court or other governmental body issues a final and nonappealable order, decree or ruling prohibiting the consummation of the transactions contemplated by the Stock Purchase Agreement; (e) by DowElanco if there is a material breach of any representation or warranty or covenant, agreement or obligation of Mycogen or Agrigenetics under the Exchange and Purchase Agreement or of AGC under the Stock Purchase Agreement which is not cured within 10 business days following notice of such breach; (f) by Mycogen if there is a material breach of any representation or warranty or covenant, agreement or obligation of DowElanco under the Exchange and Purchase Agreement which is not cured within 10 business days following notice of such breach; (g) by DowElanco if the Stock Purchase Agreement terminates without the consummation of the transactions contemplated thereunder; (h) by DowElanco if Mycogen's board withdraws or modifies approval of the Exchange and Purchase Agreement and the transactions contemplated thereunder in a manner adverse to DowElanco, or if Mycogen indicates it does not intend to consummate the transactions contemplated by the Exchange and Purchase Agreement or enters into an agreement with respect to an Acquisition Proposal; and (i) by Mycogen if its board of directors determines in good faith such action is necessary to comply with its fiduciary duties to stockholders.


                                                            Page 18 of 21 Pages

     THE STOCK PURCHASE AGREEMENT
     ----------------------------

     Purchase of Common Stock by DowElanco. As soon as practicable (but at least one business day) following the satisfaction or waiver of all of the conditions described below under "Conditions to the Parties' Obligations," DowElanco has agreed to purchase 9,502,348 shares of Common Stock from AGC and Lubrizol for
(a) approximately $126,217,849 plus (b) if the Lubrizol Closing occurs on or after February 29, 1996, interest, for each day beginning on February 29, 1996 through and including the Lubrizol Closing, on $124,938,000 at a rate equal to the Six-Month LIBOR in effect from time to time divided by 365. In addition, in the event options to purchase Common Stock vest prior to the Lubrizol Closing, Lubrizol shall exercise, or cause to be exercised such options, and the resulting shares of Common Stock will be sold to DowElanco for an amount equal to the number of shares resulting from the exercise of such options multiplied by the difference between $13 and the average option exercise price for such options.

     Deposit. On January 16, 1996 DowElanco deposited with AGC $1,262,000 (the "Deposit") to be held by AGC until the Lubrizol Closing. The Deposit will be credited against the purchase price so that, at the Lubrizol Closing, DowElanco will be required to pay the purchase price less the Deposit.

     Lubrizol is required to return the Deposit to DowElanco unless (a) the Stock Purchase Agreement is terminated without the consummation of the transactions contemplated thereby and the Exchange and Purchase Agreement has terminated pursuant to Section 8.1.8 (which allows DowElanco to terminate if Mycogen's board of directors has withdrawn or adversely modified its approval, if Mycogen has indicated to DowElanco that it does not intend to consummate the transactions contemplated by the Exchange and Purchase Agreement or if Mycogen has entered into an agreement with respect to an Acquisition Proposal) or
Section 8.1.9 (which allows Mycogen to terminate if and only to the extent that its board of directors has determined in good faith after consultation with outside legal counsel that termination of the Exchange and Purchase Agreement is necessary for the Mycogen board of directors to comply with its fiduciary duties to stockholders under applicable law) thereof without the consummation of the transactions contemplated thereunder or (b) the transactions contemplated by the Exchange and Purchase Agreement have been consummated and DowElanco has failed to consummate the transactions contemplated by the Stock Purchase Agreement when it was required to do so thereunder.

     Representations and Warranties. The Stock Purchase Agreement contains customary representations and warranties of Lubrizol, AGC, and DowElanco.

     Directors. Lubrizol and AGC have agreed to cause the existing members of the board of directors of Mycogen nominated by Lubrizol or AGC to deliver duly executed resignations from such positions effective as of the Lubrizol Closing.

     No Solicitation. Lubrizol and AGC have agreed, among other things, to immediately cease any existing discussions or negotiations with any third parties conducted prior to the date of the Stock Purchase Agreement with respect to any Acquisition Proposal. Lubrizol and AGC have agreed that they will not, directly or indirectly, (i) solicit, initiate, or encourage any inquiries or proposals that constitute an Acquisition Proposal involving Mycogen or any of its subsidiaries, other than the transactions contemplated by the Stock Purchase Agreement or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal. Lubrizol and AGC have also agreed to notify DowElanco immediately after receipt of an Acquisition Proposal.


                                                            Page 19 of 21 Pages

     Irrevocable Proxy. Lubrizol and AGC have granted DowElanco an irrevocable proxy and irrevocably appointed DowElanco or its designees, with full power of substitution, their attorney and proxy to vote 9,487,349 currently outstanding shares of Common Stock and 14,999 shares of Common Stock which may be issued upon the exercise of options. Lubrizol and AGC have agreed not to grant any other proxies with respect to shares of Common Stock. The proxy would terminate upon the termination of the Stock Purchase Agreement. In addition to such irrevocable proxy, Lubrizol and AGC have agreed, if the proxy is invalid for any reason, to vote any shares of Common Stock held by them against certain matters which would conflict with or impede the transactions contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement and in favor of any action or agreement that would further the consummation of the transactions contemplated by the Exchange and Purchase Agreement or the Stock Purchase Agreement.

     Conditions to the Parties' Obligations. Notwithstanding any other provision of the Stock Purchase Agreement, the obligation of DowElanco to purchase shares of Common Stock from AGC is subject to the satisfaction or, if appropriate, waiver of certain customary conditions, and to the conditions that
(i) any waiting period applicable to the purchase and sale of Lubrizol's and AGC's shares of Common Stock under the HSR Act shall have terminated or expired;
(ii) Lubrizol or AGC shall have caused the existing members of the board of directors of Mycogen nominated by Lubrizol or AGC to have delivered duly executed resignations from such positions effective as of the Lubrizol Closing; and (iii) the Mycogen Closing shall have occurred.

     The obligation of Lubrizol and AGC to sell shares of Common Stock to DowElanco is subject to the satisfaction or, if appropriate, waiver of certain customary conditions, and to the condition that any waiting period applicable to the purchase and sale of Common Stock under the HSR Act shall have terminated or expired.

     Termination. The Stock Purchase Agreement may be terminated by either party on or after July 31, 1996 if DowElanco has not purchased shares of Common Stock thereunder.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.    Description
-----------    -----------
99(a)(1)       Exchange and Purchase Agreement dated as of January 15, 1996 among Mycogen Corporation, Agigenetics, Inc., DowElanco and
               United AgriSeeds, Inc.

99(a)(3)       Stock Purchase Agreement dated as of January 15, 1996 among The
               Lubrizol Corporation, AGC Holdings, Inc. and DowElanco.

99(a)(3)       Agreement among The Dow Chemical Company, Rofan Services Inc. and
               DowElanco pursuant to Rule 13d-1(f)(1).



                                                            Page 20 of 21 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 25, 1996


                           THE DOW CHEMICAL COMPANY


                           By: /s/ J.Pedro Reinhard
                              -------------------------------------------
                           Name:  J. Pedro Reinhard
                           Title: Financial Vice President,
                                  Treasurer and Chief Financial Officer


                           ROFAN SERVICES INC.


                           By: /s/ J. Pedro Reinhard
                              -------------------------------------------
                           Name:  J. Pedro Reinhard
                           Title: President


                           DOWELANCO


                           By: /s/ Louis W. Pribila
                              -------------------------------------------
                           Name:  Louis W. Pribila
                           Title: Vice President, Secretary and
                                  General Counsel

                                 EXHIBIT INDEX


Exhibit No.                Description
-----------                -----------
99(a)(1)                   Exchange and Purchase Agreement dated as of January
                           15, 1996 among Mycogen Corporation, Agigenetics,
                           Inc., DowElanco and United AgriSeeds, Inc.

99(a)(3) Stock Purchase Agreement dated as of January 15, 1996 among The Lubrizol Corporation, AGC Holdings, Inc.
                           and DowElanco.

99(a)(3)                   Agreement among The Dow Chemical Company, Rofan
                           Services Inc. and DowElanco pursuant to Rule 13d-
                           1(f)(1).
